W&R TARGET FUNDS, INC.
6300 LAMAR AVENUE
P. O. BOX 29217
SHAWNEE MISSION, KANSAS 66201-9217

March 23, 2007

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Re:	W&R Target Funds, Inc. (Registrant)
CIK #810016

Dear Sir or Madam:

We are transmitting herewith for filing through EDGAR a registration statement on Form N-14 under the Securities Act of 1933 for the above-referenced Registrant.

These shares are being registered pursuant to an Plan of Reorganization and Termination pursuant to which the Registrant will transfer all of its assets under the W&R Target Limited-Term Bond Portfolio to the W&R Target Bond Portfolio, also a series of the Registrant, and the W&R Target Bond Portfolio will assume all of the liabilities of the W&R Target Limited-Term Bond Portfolio.

If you have any questions or require additional information, please contact me at 913-236-1923. Thank you for your attention in this matter.

Yours truly,

/s/Kristen A. Richards
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Kristen A. Richards

Vice President, Assistant Secretary and

Associate General Counsel